PMS

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SE

18006630

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEAPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THEODORE P. WEISBERG (212) 4828689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, THEODORE P. WEISBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEAPORT SECURITIES CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

TAWANA HALEY
Notary Public - State of New York
NO. 01HA4965322
Qualified in New York County
My Commission Expires April 16 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPORT SECURITIES CORPORATION

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Seaport Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seaport Securities Corporation ("the Company") as of December 31, 2017, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "4" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Horowitz & Ullmann, PC.

New York, NY
February 26, 2018

SEAPORT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash	$5,644,512
Money market funds	737,218
Marketable securities	2,050,474
Cash restricted	250,000
Accrued commissions receivable	42,167
Prepaid expense and other receivables	29,758
TOTAL ASSETS	$8,754,129
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 104,193
Deferred taxes payable	42,843
TOTAL LIABILITIES	147,036
SHAREHOLDERS' EQUITY	
Capital Stock	
Common share, no par value, authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	14,400
Retained earnings	8,672,036
Less: common shares held in treasury	(79,443)
TOTAL SHAREHOLDERS' EQUITY	8,607,093
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,754,129

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commissions	$ 293,119
Dividend and interest income	173,261
Gain on investment securities	410,587
Fee income	298,493
Total revenues	1,175,460
EXPENSES	
Employee compensation	261,404
Office expense	130,540
Rent	118,827
Travel & entertainment	74,619
Professional and registration fees	51,470
Insurance	35,830
Clearance charges	25,245
Tickers and quotation service	20,648
Payroll taxes	16,172
Telephone	11,527
Miscellaneous	26,085
Total expenses	772,367
NET INCOME BEFORE PROVISION FOR INCOME TAXES	403,093
INCOME TAX EXPENSE	300
NET INCOME	$ 402,793

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 402,793
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investment securities	(410,587)
Changes in assets and liabilities:	
Decrease in money market funds	2,396,924
Decrease in accrued commission receivable	7,931
Increase in accounts payable and accrued expenses	60,041
Total adjustments	2,054,309
Net cash provided by operating activities	2,457,102
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholders	(17,000)
NET INCREASE IN CASH	2,440,102
CASH – January 1, 2017	3,204,410
CASH – December 31, 2017	$ 5,644,512

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2017

	Common Stock No Par	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Shareholders' Equity
Balances					
January 1, 2017	$100	$14,400	$(79,443)	$8,286,243	$8,221,300
Net income	-	-	-	402,793	402,793
Distributions	-	-	-	(17,000)	(17,000)
Balances December 31, 2017	$100	$14,400	$(79,443)	$8,672,036	$8,607,093

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Seaport Securities Corporation, a New York "S" Corporation, is a broker-dealer registered with the SEC and a member of the NYSE, FINRA, and SIPC. It offers execution services to other broker-dealers and "buy" side institutions (mutual funds, money managers, pension funds, hedge funds, banks, etc.) as well as offering discount brokerage services including online brokerage services to the general investing public.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

Valuation of Securities:
The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Money market funds are valued at fair market value.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising:
The company charges the cost of media advertising to operations in the period that the expense is incurred.

Subsequent Events:
The Company has evaluated subsequent events through February 26, 2018, the date that the financial statements were available to be issued.

3. ACCRUED COMMISSION RECEIVABLE

The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2017. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

4. CASH-RESTRICTED

Cash of $250,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

5. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes is $300.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2017, the Company's net capital exceeds such capital requirements by $7,431,073 and the ratio of aggregate indebtedness to net capital is .0195 to 1.

7. INCOME TAXES

The shareholders of the Company have elected to treat the corporation as an "S" Corporation for Federal and New York State tax purposes. As a result, in lieu of corporation income taxes, the stockholders are taxed on the proportionate share of the Company's taxable income. However, a provision for New York City corporation taxes has been recorded in the financial statements. The Company's income tax returns for 2014, 2015 and 2016 are subject to examination by tax authorities, generally for three years after they were filed.

The Company computes its New York City tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at December 31, 2017:

	Current	Deferred	Total
State and local tax expense	$300	$0	$300
	$300	$0	$300

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

8. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the year ended December 31, 2017, the Company did not make a contribution to the pension plan.

9. CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

10. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased on a month to month basis. Rent expense is $118,827 for the year ended December 31, 2017, which includes utilities and real estate tax.

SEAPORT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2017

Schedule "1"

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$8,607,093
Less: Nonallowable assets:	
Prepaid expenses and other receivables	(29,758)
TENTATIVE NET CAPITAL	8,577,335
Capital charge on investment securities	(867,351)
Capital charge on undue concentration	(178,911)
NET CAPITAL	7,531,073
Less: Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$7,431,073
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 147,036
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 9,802
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0195 to 1

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2017

Schedule "2"

Net Capital, per Form X-17a-3 as of December 31, 2017, unaudited	$7,531,073
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$7,531,073

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2017.

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

Schedule "4"

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2017.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EXEMPTION REPORT UNDER RULE 15C3-3

To Board of Directors
Seaport Securities Corporation
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Seaport Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seaport Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Seaport Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Seaport Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, PC
New York, NY
February 26, 2018

SEAPORT SECURITIES CORPORATION
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2017

Seaport Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 without exception.

<u>**Seaport Securities Corporation**</u>

I, Theodore P. Weisberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 26, 2018

TAWANA HALEY
Notary Public - State of New York
NO. 01HA4965322
Qualified in New York County
My Commission Expires April 16 2018

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREE UPON PROCEDURES

To the Board of Directors and Shareholders of
Seaport Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Seaport Securities Corporation (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2017, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, PC

New York, NY
February 26, 2018

SEAPORT SECURITIES CORPORATION
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Total revenue	$ 1,175,460
Deductions:	
Gain on investment securities	(410,587)
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	(25,245)
Total revenue, subject to assessment	739,628

Computation of assessment:	
For the year ended December 31, 2017 @.0015	$ 1,109
Less: Payments	
July 2017	587
Balance Due	$ 522